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                                                                Exhibit (a)(7)


This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated June 1, 2000, and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of Shares pursuant thereto, the Purchaser will make a good faith effort to comply with such state statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (and tenders will not be accepted from or on behalf of) tendering holders of Shares in such state. If any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Goldman, Sachs & Co. (the "Dealer Manager" ) or one or more registered brokers or dealers which are licensed under the laws of such jurisdiction.


Notice of Offer to Purchase for Cash 22,250,327 of the Outstanding Shares of Common Stock of MedQuist Inc. at $51.00 Net Per Share by Koninklijke Philips Electronics N.V.

Koninklijke Philips Electronics N.V., a company incorporated under the laws of the Netherlands ("Royal Philips" or the "Purchaser"), hereby offers to purchase 22,250,327 shares of common stock, no par value (the "Shares"), of MedQuist Inc., a New Jersey corporation ("MedQuist"), which constitutes approximately 57% of the fully diluted Shares, at $51.00 per Share, net to the seller in cash (the "Share Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 1, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as they may be amended and supplemented from time to time, together constitute the "Offer"). Tendering shareholders who are record holders of their Shares and tender directly to the American Stock Transfer & Trust Company (the "Depositary") will not be obligated to pay brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of the Shares by Royal Philips pursuant to the Offer. Shareholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees in connection with the tender of Shares into the Offer on behalf
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of its clients. Royal Philips will pay all charges and expenses of the Dealer
Manager, and of the Depositary and Morrow & Co., Inc. (the "Information Agent").


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JUNE 28, 2000, UNLESS THE OFFER IS EXTENDED.



The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn at least 22,250,327 Shares, which constitutes approximately 57% of the fully diluted Shares (the "Tender Offer Condition"), and the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated. The Offer is also subject to the other conditions set forth in the Offer to Purchase. See Section 13 of the Offer to Purchase.

The Offer is being made pursuant to a Tender Offer Agreement, dated as of May 22, 2000 (the "Tender Offer Agreement"), between Royal Philips and MedQuist. The purpose of the Offer is for Royal Philips to acquire a majority voting interest in MedQuist. Under a Governance Agreement, dated as of May 22, 2000, between Royal Philips and MedQuist, which shall become effective if Royal Philips purchases Shares pursuant to the terms and conditions of the Offer, Royal Philips and MedQuist have agreed to various arrangements concerning Royal Philips' ability to sell and purchase Shares, and the governance of MedQuist, after the expiration of the Offer.

At a meeting held on May 21, 2000, the board of directors of MedQuist unanimously determined that the terms of the Offer are fair to, and in the best interests of, the shareholders of MedQuist, and approved the Tender Offer Agreement and the other agreements described in the Offer to Purchase MedQuist. The board of directors recommends that MedQuist's shareholders accept the Offer and tender their Shares in the Offer.

Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in Section 13 of the Offer to Purchase (the "Offer Conditions") and, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Royal Philips will accept for payment, and will pay for, 22,250,327 Shares. If more than 22,250,327 Shares are validly tendered and not withdrawn, Royal Philips will accept for purchase an amount of the tendered Shares equal to 22,250,327 Shares, on a pro rata basis from each shareholder who has validly tendered Shares pursuant to the Offer, promptly after the Expiration Date (as defined below). Subject to compliance with Rule 14e-1(c) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") Royal Philips expressly reserves the right to delay payment for Shares in order to comply in whole or in part with any applicable law. The term "Expiration Date" means 12:00 Midnight, New York City time, on Wednesday, June 28, 2000, unless and until Royal Philips extends the period for which the Offer is open, in which event the term "Expiration Date" means the latest time and date on which the Offer, as so extended by Royal Philips, expires.
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In the event that proration of tendered Shares is required, Royal Philips will determine the appropriate proration factor as soon as practicable following the Expiration Date. Proration for each shareholder tendering Shares will be based on the ratio of the number of Shares Royal Philips is offering to purchase to the total number of Shares properly tendered and not withdrawn by all shareholders (with adjustments to avoid purchases of fractional shares). Because of the difficulty in determining the number of Shares properly tendered and not withdrawn, Royal Philips does not expect that it will be able to announce the final proration factor or commence payment for any Shares purchased pursuant to the Offer until approximately four trading days after the Expiration Date. The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date. Shareholders may obtain such preliminary information from the Information Agent and from their brokers. In the event of any proration, the Depositary will select certain identifiable Shares for payment from the total Shares properly tendered and not withdrawn by a shareholder in accordance with such shareholder's directions, if any, as set forth in such shareholder's Letter of Transmittal.

For purposes of the Offer, Royal Philips will be deemed to have accepted for payment the Shares validly tendered and not withdrawn, if and when Royal Philips gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Payment for any Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering shareholders for the purpose of receiving payments from Royal Philips and transmitting such payments to the tendering shareholders. In all cases, payment for any Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined in the Offer to Purchase) with respect thereto),
(ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a Book-Entry Transfer, an Agent's Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may be made to tendering shareholders at different times if delivery of the certificates and other required documents occur at different times. The price paid to any holder of the Shares pursuant to the Offer will be the highest price per Share paid to any other holder of such Shares pursuant to the Offer. Under no circumstances will interest on the Share Price for the Shares be paid, regardless of any extension of the Offer or any delay in making such payment.

If, by the Expiration Date, any or all of the Offer Conditions have not been satisfied, Royal Philips may, prior to the Expiration Date, in its sole discretion, elect to: (i) extend the Offer from time to time for up to and including an additional twenty (20) business days in the aggregate and, subject to applicable withdrawal rights, retain all tendered Shares until the expiration of the Offer, as extended, subject to the terms of the Offer; (ii) waive all of the unsatisfied conditions (other than antitrust approval which may not be waived, and the Tender Offer Condition, which may be amended only as described below) and, subject to complying with applicable rules and regulations of the Securities and Exchange Commission (the "SEC"), accept for payment 22,250,327 Shares so tendered, subject to the pro rata provisions; or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders.
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Subject to the applicable regulations of the SEC, Royal Philips expressly reserves the right, in its sole discretion, to waive, set forth or change any term and condition of the Offer; provided, that, unless previously approved by MedQuist in writing, no provision may be set forth or changed which: (i) increases or, except as set forth in the next succeeding sentence, decreases the Tender Offer Condition; (ii) decreases the price per Share to be paid in the Offer; (iii) changes the form of consideration payable in the Offer (other than by adding consideration); (iv) imposes additional conditions to the Offer other than those set forth in the Tender Offer Agreement; or (v) amends or modifies any term or condition of the Offer in a manner adverse to the holders of Shares. Without the prior written consent of MedQuist, Royal Philips may not extend the expiration date of the Offer beyond the initial expiration date of the Offer; provided, that, if on the initially scheduled expiration date of the Offer (or any subsequent expiration date) any of the conditions to the Offer have not been satisfied, Royal Philips may in its sole discretion extend from time to time the Offer for up to and including an additional twenty (20) business days in the aggregate after the initial expiration date of the Offer, and may in its sole discretion, in connection with any such extension, amend the terms of the Offer, but only to reduce the Tender Offer Condition to any number of Shares greater than 20,300,320 Shares, it being understood that if Royal Philips accepts for payment any Shares validly tendered and not withdrawn pursuant to the Offer, it will accept for payment all such Shares up to 22,250,327 Shares. During any such extension of the Offering Period, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering shareholder to withdraw such shareholder's Shares. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date.

Tenders of the Shares made pursuant to the Offer are irrevocable except that Shares tendered pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offering Period (as defined below) and, unless theretofore accepted for payment by Royal Philips pursuant to the Offer, may also be withdrawn at any time after Sunday, July 30, 2000. The term "Offering Period" means the period from the date hereof until 12:00 midnight, New York City time, on Wednesday, June 28, 2000, as such period may be extended.

For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of the Shares to be withdrawn and the names in which the certificate(s) evidencing the Shares to be withdrawn are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for Book-Entry Transfer as set forth in
Section 3 of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. If certificates for the Shares to be withdrawn have been delivered
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or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Royal Philips, in its sole discretion, which determination will be final and binding. None of Royal Philips, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following any one of the procedures described in Section 3 of the Offer to Purchase at any time prior to the Expiration Date.

If Royal Philips extends the Offer, is delayed in its acceptance for payment of any Shares, or is unable to accept for payment any Shares pursuant to the Offer for any reason, then, without prejudice to Royal Philips' rights under this Offer, the Depositary may, nevertheless, on behalf of Royal Philips, retain tendered Shares, but such Shares may be withdrawn to the extent that tendering shareholders are entitled to withdrawal rights as set forth in Section 4 of the Offer to Purchase.

Sales of the Shares pursuant to the Offer will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local and other tax laws. The consequences of the receipt of cash in exchange for Shares pursuant to the Offer may vary depending on the particular circumstances of a shareholder. For federal income tax purposes, a shareholder whose Shares are purchased pursuant to the Offer will realize gain or loss equal to the difference between the adjusted basis of the Shares sold and the amount of cash received therefor. Such gain or loss will be capital gain or loss if the Shares are held as capital assets by the shareholder and will be long-term capital gain or loss if the shareholder's holding period in the Shares for federal income tax purposes is more than one year at the time the Shares are accepted for payment. Long-term capital gain of a non-corporate shareholder is generally subject to a maximum tax rate of 20%. A shareholder's ability to use capital losses to offset ordinary income is limited.

The income tax discussion set forth above is included for general information only and may not be applicable to shareholders in special situations such as shareholders who received their Shares upon the exercise of stock options or otherwise as compensation and shareholders who are not United States persons. Shareholders should consult their own tax advisors with respect to the specific tax consequences to them, in their particular circumstances, of the Offer, including the application and effect of federal, state, local, foreign or other tax laws.

The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act, is contained in the Offer to Purchase and is incorporated herein by reference.

MedQuist has provided Royal Philips with MedQuist's shareholder lists and security position listings for the purpose of disseminating the Offer to holders of the Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed by Royal Philips to record holders of the Shares and will be furnished by Royal Philips to brokers, dealers, banks, trust companies and similar persons whose names, or
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the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of the Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related tender offer materials may be obtained from the Information Agent or the Dealer Manager. Shareholders may also contact their broker, dealer, commercial bank or trust company. Royal Philips will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer (other than the Dealer Manager, the Depositary and the Information Agent as described in the Offer to Purchase).

The Information Agent for the Offer is:
MORROW & CO., INC.

445 Park Avenue, 5th Floor
New York, New York 10022
Banks and Brokerage Firms Call: (800) 662-5200
Shareholders Please Call: (800) 566-9061
The Dealer Manager for the Offer is:
Goldman, Sachs & Co.

85 Broad Street
New York, New York 10004
(212) 902-1000 (Call Collect)
(800) 323-5678 (Call Toll Free)
June 1, 2000